Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.232-8359 www.chc.ca
CHC Restates US GAAP Notes, Revises Internal Control Assessment as at April 30, 2007 and Restates Second Quarter 2008 Management Discussion and Analysis (“MD&A”) and Financial Statements

VANCOUVER, January 23, 2008/ Marketwire - CHC Helicopter Corporation(“CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) announced today it will file tomorrow an amended Annual Report on Form 20-F for the year ended April 30, 2007 with the United States Securities and Exchange Commission, amended annual financial statements and MD&A (the “Canadian Annual Filings”) for the same period and amended financial statements and MD&A (the “Quarterly Filings”) for the second quarter of fiscal 2008 with the Canadian Securities Administrators.  The Annual Report on Form 20-F will be amended to restate certain amounts presented in the US GAAP notes to CHC’s consolidated financial statements for the years ending April, 30, 2007, 2006 and 2005 (the “US GAAP Restatement”) to record the impact of foreign currency embedded derivatives that required separation from their host contracts under US SFAS 133 - Accounting for Derivative Instruments and Hedging Activities and to amend Management’s Report on Internal Control over Financial Reporting and Independent Auditors’ Report on Internal Controls (the “Controls Reassessment”).  The Canadian Annual Filings will be amended to reflect the US GAAP Restatement.  The Quarterly Filings will be amended to restate the impact of a change in the valuation methodology for embedded derivatives and the related transition adjustment recorded for embedded derivatives upon the adoption of Section 3855 of the CICA Handbook (the “Canadian GAAP Restatement”).

CHC’s financial statements are prepared in accordance with Canadian GAAP, with certain items, including net earnings, reconciled to US GAAP in notes to the financial statements.  The US GAAP Restatement does not affect any amounts in CHC’s financial statements presented under Canadian GAAP, but affects only certain amounts presented in the US GAAP reconciliation note.  The US GAAP Restatement corrects a material accounting error in the fiscal years ended April 30, 2005 and 2007 resulting from the failure to detect and record embedded derivatives in several host contracts (the “Contracts”) which commenced prior to fiscal 2007.   As a result of the US GAAP Restatement, net earnings according to U.S. GAAP for the fiscal years ended April 30, 2006 and 2005 decreased by $0.5 million and $6.3 million, respectively, while net earnings according to U.S. GAAP for the fiscal year ended April 30, 2007 increased by $1.8 million.

CHC Helicopter Corporation T 604.276.7500 F 604.232-8359 www.chc.ca
Commencing in May 1, 2007, new Canadian accounting standards required CHC to recognize and value certain financial instruments, including embedded derivatives.  The Canadian GAAP Restatement adjusts the previously reported transitional adjustment for the value of embedded derivatives in certain contracts and corrects a material accounting error in the three month period ended October 31, 2007 resulting from an incorrect valuation of embedded derivatives in contracts for which services have not yet commenced.  As a result of the Canadian GAAP Restatement net earnings for the three month period ended October 31, 2007 decreased by $0.9 million.

Due to the US GAAP Restatement, CHC reconsidered its assessment of internal control over financial reporting as of April 30, 2007 and concluded that, due to the failure to detect and record the impact of the embedded derivatives in the Contracts, there was a material weakness in its internal control over financial reporting as of April 30, 2007.  The independent auditors of CHC have concurred in this assessment.  As a result, the Management’s Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls have been amended accordingly.

CHC has had since fiscal 2007 an effective control to detect and record embedded derivatives in all new contractsand has, as a result of new Canadian accounting standards for financial instruments effective for CHC in fiscal 2008, now reviewed all contracts entered into prior to such control being implemented.As well, CHC has made improvements to its controls to properly value and record embedded derivatives in all contracts in the third quarter of fiscal 2008.

CHC is the world’s largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

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For further information, please contact:

Rick Davis
Senior Vice President and Chief Financial Officer
(604) 279-2471 or (778) 999-0314

CHC Helicopter Corporation T 604.276.7500 F 604.232-8359 www.chc.ca	Annette Cusworth Vice President Financial Services (604) 279-2484 or (778) 999-1476